		EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

STATEMENT SETTING FORTH COMPUTATION
OF RATIOS OF PROFIT TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2001	2000	1999

Profit	$805	$1,053	$946
Add:
Provision for income taxes	$359	$439	448

Profit before taxes	$1,164	$1,492	$1,394
Fixed charges:
Interest and other costs related to borrowed funds(1)	$948	$988	$835
Rentals at computed interest factors(2)	86	90	83

Total fixed charges	$1,034	$1,078	$918

Profit before provision for income taxes and fixed charges	$2,198	$2,570	$2,312

Ratio of profit to fixed charges	2.1	2.4	2.5

(1) Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.